FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2011

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of an immediate report to the Israeli Securities Authority dated October 24, 2011.

On October 24, 2011, the Registrant filed an immediate report with the Israeli Securities Authority pursuant to which it reported the results of the Annual General Meeting of the Shareholders of the Company convened on October 24, 2011:

1.	The shareholders' resolutions relating to matters on the agenda:

1. To re-elect Arie Mientkavich, Avraham Asheri, Gabi Barbash, Rona Dankner, Amiram Erel,  Shay Livnat, Dori Manor and Arieh Ovadia as directors of the Company until the next annual general meeting of the Company, in addition to the external directors serving at the Company.

2. To appoint Kost, Forer, Gabbay & Kasierer as the Company's auditors for another term until the next annual general meeting of the Company and authorize the Audit Committee and the Board of Directors to determine the audit fees.

3. To approve the renewal of the engagement between the Company and Prof. Gabi Barbash who serves as a director of the Company in a services agreement in relation to medical device companies held by the Company, with effect from September 1, 2010 until the day of the December 31, 2012.

2.	This Report is filed further to its Report dated September 27, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  October 25, 2011